Exhibit 99.2

Lion Group HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(unaudited)	(as restated)
Assets

Cash and cash equivalents	$14,888,644	$3,426,467
Restricted cash-bank balances held on behalf of customers	808,923	1,367,630
Securities owned, at fair value	30,325,800	17,622
Receivables from broker-dealers and clearing organizations	23,689,967	8,089,193
Crypto currencies	201,152	-
Short-term loans receivable	508,756	2,239,378
Other receivables	67,475	724,708
Prepaids, deposits and other	2,195,925	749,231
Total current assets	72,686,642	16,614,229

Long term investment	1,548,565	-
Fixed assets, net	10,264,199	34,919
Intangible assets	86,585	86,728
Other assets	1,931,686	6,169,065
Deferred taxes	-	1,128
Total Assets	$86,517,677	$22,906,069

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$14,362,840	$5,221,270
Payables to broker-dealers and clearing organizations	24,270,558	3,845,740
Accrued expenses and other payables	1,169,408	1,807,927
Short-term borrowings	-	293,905
Due to director	152,472	149,522
Total current liabilities	39,955,278	11,318,364

Convertible debenture	-	816,006
Warrant liabilities	3,881,250	1,469,821
Total Liabilities	43,836,528	13,604,191

Commitments and Contingencies

Stockholders’ Equity

Preferred shares, $0.0001 par value, 50,000,000 shares authorized
Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, 7,000 and none shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	4,231,453	-
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 29,328,180 and 9,627,553 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively (i)	2,933	963
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively (i)	984	984

Additional paid in capital (i)	51,575,575	12,269,761
Accumulated deficit	(13,051,036)	(2,952,362)
Accumulated other comprehensive losses	(42,533)	(17,468)

Total LGHL Stockholders’ Equity	42,717,376	9,301,878

Non-controlling interest	(36,227)	-
Total shareholders’ equity	42,681,149	9,301,878

Total Liabilities and Stockholders’ equity	$86,517,677	$22,906,069

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

CONDENSED Statements of Operations and Comprehensive Income (LOSS)

(UNAUDITED)

	Six Months Ended June 30,
	2021	2020
		(as restated)
Revenues
Insurance brokerage commissions	$295,343	$638,574
Securities brokerage commissions and fees	1,178,062	565,517
Market making commissions and fees	1,069,656	2,717,614
Trading gains	1,466,873	2,337,607
Interest and other (Note 5)	(409,637)	171,204
	3,600,297	6,430,516

Expenses
Commissions and fees	1,189,243	762,061
Compensation and benefits	2,383,547	1,486,160
Occupancy	347,660	323,224
Communication and technology	947,292	469,662
Cost of crypto mining (inclusive of depreciation)	219,662	-
General and administrative	630,059	292,788
Professional fees	990,011	153,853
Services fees	2,474,122	231,785
Interest	942,264	79,343
Depreciation	279,680	21,992
Marketing	553,758	199,948
Payment service charge	292,630	-
Other operating	19,474	32,502
	11,269,402	4,053,318

(Loss) income from operations	(7,669,105)	2,377,198

Change in fair value of warrant liabilities	(2,411,429)	414,440

(Loss) income before income taxes	(10,080,534)	2,791,638

Income tax expense	(54,367)	(3,321)

Net (loss) income	$(10,134,901)	$2,788,317

Net loss attributable to non-controlling interests	36,227	-

Net (loss) income attributable to LGHL	(10,098,674)	2,788,317

Deemed dividend on the effect of the down round features	(1,021,500)	-
Deemed dividends on preferred shares	(1,562,905)	-

Net (loss) income attributable to LGHL ordinary shareholders	(12,683,079)	2,788,317

(Loss) earnings per share for both Class A and Class B - basic and diluted (i)	$(0.47)	$0.37

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	22,690,522	3,511,891

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	4,041,875	3,949,993

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Six Months Ended June 30,
	2021	2020
		(as restated)
Net (loss) income	$(10,134,901)	$2,788,317

Other comprehensive (loss) income
Foreign currency translation adjustment	(25,065)	20,560
Comprehensive (loss) income	$(10,159,966)	$2,808,877

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

CONDENSED consolidated Statements of Changes in STOCKHOLDERS’ Equity

(UNAUDITED)

	Series A								Accumulated
	Convertible		Class A		Class B		Additional		Other	Non-
	Preferred Shares		Ordinary Shares (i)		Ordinary Shares (i)		Paid in	Accumulated	Comprehensive	Controlling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital (i)	Deficit	(Loss) Income	Interest	Total

Balance at January 1, 2021 (as restated)	-	$-	9,627,553	$963	9,843,096	$984	$12,269,761	$(2,952,362)	$(17,468)	$-	$9,301,878
Issuance of January 2021 Call Options for service	-	-	-	-	-	-	1,909,000	-	-	-	1,909,000
Conversion of Debenture into ordinary shares	-	-	889,667	89	-	-	1,611,511	-	-	-	1,611,600
Exercise of December 2020 Warrants	-	-	14,200,000	1,420	-	-	27,398,580	-	-	-	27,400,000
Exercise of August 2020 PIPE Warrants	-	-	770,833	77	-	-	1,541,589	-	-	-	1,541,666
Issuance of Series A Convertible Preferred Shares and detachable February 2021 Warrants, net of costs	7,000	2,668,548	-	-	-	-	3,630,452	-	-	-	6,299,000
Beneficial conversion feature in connection with Series A Convertible Preferred Shares	-	1,562,905	-	-	-	-	(1,562,905)		-	-	-
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	-	-	1,486,504	148	-	-	(148)	-	-	-	-
Issuance of ordinary shares to Yun Tian	-	-	353,623	36	-	-	777,935	-	-	-	777,971
Exercise of January 2021 Call Options	-	-	2,000,000	200	-	-	3,999,800	-	-	-	4,000,000
Net loss	-	-	-	-	-	-	-	(10,098,674)	-	(36,227)	(10,134,901)
Other comprehensive (loss)	-	-	-	-	-	-	-	-	(25,065)	-	(25,065)
Balance at June 30, 2021	7,000	$4,231,453	29,328,180	$2,933	9,843,096	$984	$51,575,575	$(13,051,036)	$(42,533)	$(36,227)	$42,681,149

Balance at January 1, 2020	-	$-	3,140,388	$314	3,949,993	$395	$7,605,034	$(376,903)	$(37,955)	$-	$7,190,885
Effect of reverse recapitalization, net of costs (ii)	-	-	3,357,574	336	5,801,221	580	(2,202,234)	-	-	-	(2,201,318)
Conversion of rights to ordinary shares upon the reverse recapitalization	-	-	1,150,000	115	-	-	(115)	-	-	-	-
Net income	-	-	-	-	-	-	-	2,788,317	-	-	2,788,317
Other comprehensive income	-	-	-	-	-	-	-	-	20,560	-	20,560
Balance at June 30, 2020 (as restated)	$-	$-	7,647,962	$765	9,751,214	$975	$5,402,685	$2,411,414	$(17,395)	$-	$7,798,444

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1

(ii)	As a result of the restatement the reverse recapitalization has been reduced by the fair value of approximately $2.2 million of Public Warrants and Private Warrants as a liability as of June 16, 2020 that is discussed in Note 1

The accompanying noted are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

CONDENSED Consolidated Statements of Cash Flows

(UNAUDITED)

	For the Six Months Ended June 30,
	2021	2020
		(as restated)
Cash Flows from Operating Activities
Net (loss) income	$(10,134,901)	$2,788,317
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Stock based compensation expense	190,900	-
Change in fair value of warrant liabilities	2,411,429	(414,440)
Amortization of debt discounts	783,994	-
Depreciation	367,851	21,992
Deferred taxes	(465)	479
(Increase) decrease in operating assets
Securities owned	(30,308,178)	170,777
Receivables from broker-dealers and clearing organizations	(15,600,774)	(516,365)
Crypto currencies	(201,152)	-
Prepaids, deposits and other assets	(413,314)	122,001
Other receivables and prepaids, deposits and other assets	(374,728)	-
Increase (decrease) in operating liabilities
Payables to customers	9,141,570	(809,003)
Payables to broker-dealers and clearing organizations	20,424,818	607,132
Accrued expenses and other payables	(621,266)	90,445
Net cash (used in) provided by operating activities	(24,334,216)	2,061,335

Cash Flows from Investing Activities
Purchases of fixed assets	(2,597,361)	-
Acquisition of Trademarks	-	(5,188)
Investment in investment funds	(1,548,565)	-
Short term loans receivable	(1,007,759)	(442,485)
Collection of short-term loan	684,861
Net cash used in investing activities	(4,468,824)	(447,673)

Cash Flows from Financing Activities
Dividends paid	-	(385,901)
Cash acquired in the reverse recapitalization	-	2,476,198
Payments for reverse recapitalization and ordinary shares issuance costs	-	(1,802,105)
Proceeds from the exercise of December 2020 warrants	27,400,000	-
Proceeds from the exercise of August 2020 PIPE Warrants	1,541,666	-
Proceeds from the exercise of January 2021 Call Options	4,000,000	-
Proceeds from issuance Series A Convertible Preferred Shares and detachable warrants, net of issuance costs	6,299,000	-
Proceeds from issuance of ordinary shares to Yuntian	777,971	-
Repayment of Short-term borrowings	(293,449)	(791,469)
Repayment of Short-term borrowings from related party	-	(128,415)
Advances from director	-	1,426,107
Repayments to director	-	(1,426,107)
Net cash provided by (used in) financing activities	39,725,188	(631,692)

Effect of Exchange Rate Changes on Cash and Restricted Cash	(18,678)	18,746
Net Change in Cash and Restricted Cash	10,903,470	1,000,716
Cash and Restricted Cash - Beginning of Period	4,794,097	8,581,179
Cash and Restricted Cash - End of Period	$15,697,567	$9,581,895

Noncash Investing and Financing Activities
Net liabilities acquired in the reverse recapitalization	$-	$57,754
Increase in payables for ordinary shares issuance costs	$-	$570,571
Transfer from other assets to intangible assets	$-	$13,287
Decrease in other assets for fixed assets	$8,000,000	$-
Value of January 2021 Call Options issued for service	$1,909,000	$-
Issuance of ordinary shares in connection with 2020 Share Incentive Plan	$148	$-
Conversion of Debenture into ordinary shares	$1,611,511	$-
Supplemental disclosure of cash flow information
Cash paid for interest	$104,927	$73,168
Cash paid for income taxes	$54,667	$-

The accompanying noted are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

Note 1 - Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services and market maker trading services. Each American Depositary Shares (“ADSs”) of the Company represents one Class A ordinary share.

Reverse Recapitalization

The Company was incorporated on February 11, 2020 for the sole purpose of consummating the business combination described further below. A business combination agreement dated March 10, 2020, as amended and restated on May 12, 2020 (the “Business Combination Agreement”), was entered into by and among the Company, Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”), Lion MergerCo I, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (the “Merger Sub”), Lion Financial Group Limited, a corporation organized under the laws of the British Virgin Islands (“LFGL”), each of the holders of LFGL’s outstanding capital shares (collectively, the “Sellers”) and the other parties thereto (collectively, the “Business Combination”). The exchange consideration was approximately $131.3 million.

On June 16, 2020, the Company consummated the Business Combination (the “Closing”) and each of PAAC and LFGL became a wholly-owned subsidiary of the Company and the Company became a new public company owned by the prior stockholders of PAAC and the prior shareholders of LFGL, where each outstanding share of PAAC common stock has been exchanged for one Class A ordinary share of the Company, each outstanding warrant of PAAC has been exchanged for one warrant of the Company and each outstanding right of PAAC has been exchanged for one-tenth of one Class A ordinary share of the Company, resulting in 4,507,574 Class A ordinary shares being issued to PAAC and 17,795,000 warrants being issued to PAAC stockholders; and where the Company acquired all of the issued and outstanding shares of LFGL, i.e. 50,000 ordinary shares of LFGL from each of LFGL shareholders, in exchange for 12,891,602 ordinary shares (including 3,140,388 Class A and 9,751,214 Class B, “Exchange Shares”) of the Company, valued at a price per share equal to the price at which each share of PAAC common stock was redeemed, i.e. $10.185 per share.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles. Under this method of accounting, LGHL and PAAC are treated as the “acquired” company for financial reporting purpose. This determination was primarily based on LFGL comprising the ongoing operations of the combined company, LFGL’s senior management comprising the senior management of the combined company, and LFGL’s stockholders having a majority of the voting power of the combined company. Accordingly, for accounting purposes, LFGL is deemed the accounting acquirer in the transaction. The transaction is not a business combination because neither PAAC nor LGHL was a business under ASC 805. Consequently, the transaction is treated as the equivalent of LFGL issuing stock for the net monetary assets of PAAC, accompanied by a recapitalization of LFGL. Accordingly, the consolidated assets, liabilities and results of operations of LFGL are the historical financial statements of the combined company, and LGHL and PAAC’s assets, liabilities and results of operations are consolidated with LFGL beginning on June 16, 2020.

The consolidated financial statements are prepared as a continuation of the financial statements of LFGL, the acquirer and predecessor, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 141.81 established in the reverse recapitalization transaction, which is 7,090,381 (the number of Exchange Shares excluding Escrow Shares, see below) divided by 50,000, to reflect the equity structure of the legal acquirer, LGHL. Earnings (loss) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares was adjusted retrospectively from $0 to $709, and the difference of $709 was adjusted retrospectively as additional paid-in capital as of January 1, 2020. The consolidated statements of changes in stockholders’ equity for the six months ended June 30, 2020 was also adjusted retrospectively to reflect this change.

Upon the consummation of the reverse recapitalization, the assets and liabilities of PAAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs due to their short maturity. After the redemption of ordinary shares of PAAC before the Closing of the Business Combination, the net assets acquired by the Company were in the amount of $171,357 (as restated), which were recorded as a decrease in additional paid-in capital. Assets and liabilities of PAAC upon the consummation of the reverse recapitalization are as follows:

Cash	$2,476,198
Prepaid expenses and other current assets	209
Warrant liabilities	(2,247,087)
Accrued expenses	(57,963)
Net assets acquired by LGHL as of June 16, 2020	$171,357

For the six months ended June 30, 2020, the Group incurred approximately $2.4 million of direct and incremental transaction costs, consisting of legal, accounting and financial consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a nonoperating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Group charged transaction costs of approximately $2.4 million to additional paid in capital in the consolidated financial statements.

1,933,740 Class B ordinary shares being 15% of the Exchange Shares (“Indemnity Escrow Shares”) otherwise issuable to LFGL shareholders are set aside in escrow for a period of 24 months after the closing to satisfy any post-closing purchase price adjustment and indemnification claims prescribed in the Business Combination Agreement. Additionally, 3,876,481 Class B ordinary shares being 30% of the Exchange Shares (the “Earnout Escrow Shares”, together with any dividends, distributions or other income on the Earnout Escrow Shares, the “Earnout Escrow Property”) otherwise issuable to LFGL shareholders are set aside in escrow until released upon the satisfaction of certain financial milestones below:

●	In the event that the net income for the calendar year ended December 31, 2021 (the “2021 Net Income”), as set forth in LGHL’s audited financial statements, is equal to or greater than $19,000,000 (the “First Net Income Target”), then, the Class B Sellers’ rights to 50% of the Earnout Escrow Property (the “First Half Earnout Property”) shall vest and shall no longer be subject to forfeiture. If the 2021 Net Income is less than the First Net Income Target, but is equal to or greater than $9,500,000, then the Sellers’ rights to 50% of the First Half Earnout Property shall vest and shall no longer be subject to forfeiture. In all other cases, the First Half Earnout Property will be forfeited.

●	In the event that the net income for the calendar year ended December 31, 2022 (the “2022 Net Income”), as set forth in LGHL’s audited financial statements, is equal to or greater than $21,850,000 (the “Second Net Income Target”), then the Class B Sellers’ rights to the remaining Earnout Escrow Property (after giving effect to any forfeitures for the 2021 calendar year, the “Second Half Earnout Property”) shall vest and shall no longer be subject to forfeiture. If the 2022 Net Income is less than the Second Net Income Target, but is equal to or greater than $10,925,000, then the Class B Sellers’ rights to 50% of the Second Half Earnout Property shall vest and shall no longer be subject to forfeiture. In all other cases, the Second Half Earnout Property will be forfeited.

Principal Activities

The Group generates commission revenues by enabling its customers to trade in securities, futures and derivative markets throughout the world. The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide.

The Group also generates commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

In May 2019, the Group began to serve as the counterparty to its customers in derivative transactions. This predominantly occurs when a customer utilizes a contract for difference (CFD). CFDs allow for the exchange of the difference in value of a particular asset such as a currency pair between the time at which a contract is opened and the time at which it is closed. If the trades of one customer can be used to naturally offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to offset the trades of its customer, and the Group may also act as a broker in arranging trades between the customer and third-party market makers.

The Group officially began offering total return swap (TRS) trading services to customers in July 2020. The Group has entered into International Swaps and Derivatives Association (ISDA) master agreements and related supplementary agreements with two of the top five swap traders in China. The Group is currently offering A-shares (shares that are denominated in Renminbi and traded in the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket linked TRS, which provides international investors seeking to invest in China stock market with higher leverage compared with buying A-share stocks directly. The Group earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, the Group also receives commissions and fees from customers for trades made through the TRS trading service.

In March 2021, the Group launched the sponsorship of two Special Purpose Acquisition Companies (“SPAC”) in cooperation with other parties with offering size of $50,000,000 each. The SPACs’ registration statements are currently still under SEC’s review.

For the six months ended June 30, 2021, three trading customers accounted for more than 68% of its total revenue; for the first six months of 2020, the Group had three trading customers account for 38.9% of its total revenue. For the six months ended June 30, 2021 and 2020, one clearing broker accounted for 68.2% and 55.3%, respectively, of the Group’s total commissions expense.

For the six months ended June 30, 2021 and 2020, the Group placed 82% (less than 10% of total revenue for the first six months of 2021) and 77.1% (less than 10% of total revenue for the first six months of 2020) of its insurance brokerage sales with one insurance provider.

The subsidiaries of the Company include a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited (“HKSCC”), remote trading member of Singapore Exchange Limited (“SGX”), and member of the Professional Insurance Brokers Association Limited (“PIBA”); possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities, Type 2 Dealing in Futures Contracts, Type 4 Advising on Securities, Type 5 Advising on Futures Contracts, and Type 9 Asset Management, and the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker.

COVID-19

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. Like most companies, Lion’s various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly compared to prior year, which was mainly attributable to economic and financial impact brought about by COVID-19 on the Group’s customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Furthermore, customers’ concerns about future unpredictability also caused their trading activity to decline, impacting the CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited the opportunities to acquire new customers. Meanwhile, the Group’s futures and insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. No impairments were recorded as of the consolidated balance sheet date, as the carrying amounts of the Group’s assets are expected to be recoverable; however, due to significant uncertainty surrounding the situation, management’s judgment regarding this could change in the future. In addition, the Group cannot reasonably estimate the related financial impact to the Group’s future financial results given the uncertainties surrounding the duration of the outbreak. The Group continues to monitor the impact of the COVID-19 outbreak closely.

Details of the Company’s subsidiaries as of June 30, 2021 are as follows:

	Date of	Place of
Company Name	Incorporation or Acquisition	Incorporation or Establishment	Ownership Interest	Principal Activities

Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding
Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment holding
Lion International Securities Group Limited	May 20, 2016	Hong Kong	100%	Securities brokerage
Lion Futures Limited	May 20, 2016	Hong Kong	100%	Futures brokerage
Lion Investment (Hong Kong) Limited (F/K/A Lion Foreign Exchange Limited)	May 20, 2016	Hong Kong	100%	Dormant
Lion Asset Management Limited (F/K/A Lion Capital Management Limited)	May 20, 2016	Hong Kong	100%	Asset management
BC Wealth Management Limited	October 14, 2014	Hong Kong	100%	Insurance brokerage
Lion Wealth Limited	October 4, 2018	Hong Kong	100%	Marketing and support service
Lion Brokers Limited	May 2, 2017	Cayman Islands	100%	Broker dealer and market maker
Lion Investment Fund SPC	June 11, 2019	Cayman Islands	100%	Dormant
Lion International Financial (Singapore) Pte. LTD.	July 26,2019	Singapore	100%	Dormant
Lion Group North America Corp. (F/K/A Proficient Alpha Acquisition Corp.)	June 16, 2020	Nevada, USA	100%	Dormant
Lion Fintech Group Limited	April 13, 2021	British Virgin Islands	100%	Investment holding
Royal Lion Investment Limited (“Royal Lion”)	April 13, 2021	Cayman Islands	70%	Investment holding
Royal Lion Middle East DMCC (“Lion DMCC”)	April 13, 2021	Dubai	70%	Trading in crypto-commodities
Lion NFT Limited (“Lion NFT”)	May 7, 2021	British Virgin Islands	60%	Investment and innovation in digital assets
Flying Lion Limited (“Flying Lion”)	June 17, 2021	Cayman Islands	70%	Investment and innovation in digital assets
Lion Group (Hangzhou) Investment Limited	May 7, 2021	China	100%	Technology development, consulting, conference and exhibition services
Aquarius Sponsor Ltd.	April 12, 2021	British Virgin Islands	51%	Investment holding
Aquarius II Sponsor Ltd.	May 4, 2021	British Virgin Islands	51%	Investment holding
Aquarius I Acquisition Corp.	April 15, 2021	Cayman Islands	51%	Special purpose acquisition company
Aquarius II Acquisition Corp.	May 5, 2021	Cayman Islands	51%	Special purpose acquisition company

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to fairly present the financial statements for the interim periods. The condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with LFGL’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2020.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Group’s Cayman Island operations and the Hong Kong dollar for all other Group operations. The Group’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Derivatives

The Group’s proprietary trading securities transactions are recorded on the trade date, as if they had settled.

Securities, futures and derivative positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Crypto Currencies

Crypto currencies are included in current assets in the unaudited condensed consolidated balance sheets. Crypto currencies are recorded at cost less impairment.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

The following table presents the activities of the crypto currencies for the six months ended June 30, 2021:

Crypto currencies at December 31, 2020	$-
Additions of crypto currencies	201,152
Realized gain on sale of crypto currencies	-
Impairment of crypto currencies	-
Sale of crypto currencies	-
Crypto currencies at June 30, 2021	$201,152

Crypto-currency Machines

Management has assessed the basis of depreciation of the Group’s crypto-currency machines used to verify crypto currency transactions and generate crypto currencies and believes they should be depreciated over a 3-year period. The rate at which the Group generates digital assets and, therefore, consumes the economic benefits of its transaction verification servers are influenced by a number of factors including the following:

●	the complexity of the transaction verification process which is driven by the algorithms contained within the bitcoin open source software;

●	the general availability of appropriate computer processing capacity on a global basis (commonly referred to in the industry as hashing capacity which is measured in Petahash units); and

●	technological obsolescence reflecting rapid development in the transaction verification server industry such that more recently developed hardware is more economically efficient to run in terms of digital assets generated as a function of operating costs, primarily power costs i.e. the speed of hardware evolution in the industry is such that later hardware models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

The Group operates in an emerging industry for which limited data is available to make estimates of the useful economic lives of specialized equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. This assessment takes into consideration the management’s expectations regarding the direction of the industry including potential changes in technology. Management will review this estimate annually and will revise such estimates as and when data comes available.

To the extent that any of the assumptions underlying management’s estimate of useful life of its transaction verification servers are subject to revision in a future reporting period either as a result of changes in circumstances or through the availability of greater quantities of data then the estimated useful life could change and have a prospective impact on depreciation expense and the carrying amounts of these assets.

Receivables

Receivables arise from the business of dealing in investment securities, futures and derivatives and include the amounts due on brokerage transactions on a trade-date basis. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days.

Receivables from broker-dealers and clearing organizations as presented in the consolidated balance sheets represent such receivables related to the Group’s customer trading activities, including customers’ cash deposits, receivables arising from unsettled trades in securities, futures and CFD trading service, and receivables arising from the Group’s TRS trading service in an amount generally equal to the market value of A-shares.

Fixed Assets, Net

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three years for crypto currency mining equipment and three to five years for furniture and equipment. Estimated useful lives for leasehold improvements are typically the lesser of the estimated useful life of the asset or the life of the term of the lease.

Long-term Investments

The Group follows Accounting Standards Update (“ASU”) 2016-01 and related ASU 2018-03 concerning recognition and measurement of financial assets and financial liabilities. The Company has made an accounting policy election to adopt an adjusted cost method measurement alternative for investments in equity securities without readily determinable fair values.

For equity investments that are accounted for using the measurement alternative, the Group initially records equity investments at cost but is required to adjust the carrying value of such equity investments through earnings when there is an observable transaction involving the same or a similar investment with the same issuer or upon an impairment.

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. The Group enters into loans from business partners at benchmark interest rate plus a fixed spread, and immediately lent to TRS trading service customers. Net loans borrowed from TRS business partners are included in the line item “payables to broker-dealers and clearing organizations”. As of June 30, 2021 and December 31, 2020, the balance of payables to broker-dealers and clearing organizations was primarily comprised of such net loans.

Payables to customers as presented in the consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as the cash balances held on behalf of customers.

Commissions payable mainly represent amounts owed to referral sources outside of the Group for transactions referred based on the terms of the underlying agreements. As of June 30, 2021 and December 31, 2020, commissions payable were both related to the insurance brokerage business.

Revenue Recognition

See Note 3 for details.

Cost of Revenue

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, other utilities, and depreciation expenses on the mining machines.

Commissions and Fees

Commissions and fees related to securities, derivative and TRS trading transactions are recorded on a trade date basis. Commissions expense on insurance products are recognized on the closing date of a transaction as determined by the terms of the relevant contract and insurance policy.

Derivative Financial Instruments

The Company evaluates all of its equity-linked financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480-10 and ASC 815-40. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Derivative assets and liabilities are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

Earnings (Loss) per Ordinary Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share”, which requires earnings per share for each class of stock (ordinary shares and participating securities) to be calculated using the two-class method. The two-class method is an allocation of earnings between the holders of ordinary shares and a company’s participating security holders. Under the two-class method, earnings for the reporting period are allocated between ordinary shareholders and other security holders based on their respective participation rights in undistributed earnings. As the Company’s two classes of ordinary shares have the same dividend rights, earnings (loss) per share for each class of ordinary shares have the same results.

Basic earnings (loss) per ordinary share is computed by dividing net income or loss by the weighted average number of ordinary shares issued and outstanding for the periods. For the six months ended June 30, 2021, the December 2020 Convertible Debenture (as discussed in Note 13) which is convertible into the Company’s Class A ordinary shares, as represented by ADSs and December 2020 Series A Warrant (as discussed in Note 13) which is exercisable into the Company’s Class A ordinary shares, as represented by ADSs, have the same dividend rights as the ordinary shares on an as-converted and as-exercised basis, and therefore qualify as participating securities for the period they were outstanding in accordance with ASC 260. The holders of Convertible Debenture and Series A Warrant do not have a contractual obligation to share in the Company’s losses, therefore participating securities are excluded from the calculation of earnings (loss) per share for the six months ended June 30, 2021 in which there are losses.

In accordance with ASC 260-10-45, the 1,933,740 Class B of Indemnity Escrow Shares and 3,876,481 Class B of Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic earnings (loss) per share for all periods presented (on a retroactively adjusted basis).

For purposes of determining diluted earnings (loss) per ordinary share, basic earnings (loss) per ordinary share is further adjusted to include the effect of potential dilutive ordinary shares outstanding during the period. Potential ordinary shares consist of the incremental ordinary shares upon exercise of warrants using the treasury stock method and upon conversion of convertible debt using the if-converted method.

For the six months ended June 30, 2021 and 2020 (on a retroactively adjusted basis), the following potential dilutive securities denominated in ordinary shares equivalents were excluded for the period they were outstanding from the computation of diluted earnings (loss) per share because to do so would have been antidilutive. As a result, diluted earnings (loss) per ordinary share is the same as basic earnings (loss) per ordinary share for all periods presented.

		Six Months Ended June 30,
		2021	2020
SPAC Warrants	See Note 21	17,795,000	17,795,000
August 2020 PIPE Warrants	See Note 15	1,500,000	-
Convertible Debenture	See Note 13	800,000	-
December 2020 Warrants	See Note 13	13,700,000	-
Series A Convertible Preferred Shares	See Note 14	2,333,333	-
February 2021 Warrants	See Note 14	26,666,667	-

Non-controlling Interest

Non-controlling interest mainly consists of 40% of the equity interests in Lion NFT, 30% of equity interest in Flying Lion, 30% of equity interest in Royal Lion and Lion DMCC, 49% of equity interests in Aquarius Sponsor Ltd., Aquarius II Sponsor Ltd., Aquarius I Acquisition Corp., and Aquarius II Acquisition Corp. held by third parties. The non-controlling interests are presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Income attributable to non-controlling interests’ holders is presented on the condensed consolidated statement of operations and the condensed consolidated statement of comprehensive income as an allocation of the total income for the periods between non-controlling interest holder and the shareholders of the Group.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

Stock-based Compensation

The Company applies ASC No. 718, “Compensation-Stock Compensation”, which requires that share-based payment transactions with employees and nonemployees upon adoption of ASU 2018-07, be measured based on the grant date fair value of the equity instrument and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

After the closing of the Business Combination, the fair value of the Company’s ordinary shares underlying stock-based awards is determined to be based on the closing price of the Company’s shares as reported by Nasdaq on the date of grant. The Company values its stock options or warrants that have service vesting requirements or performance-based awards with or without market conditions using the Binomial Option Pricing Model.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates of the relevant authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and tax credits based on applicable tax rates. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between years.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

Concentrations of Credit Risk

The Group is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group’s policy to review, as necessary, the credit standing of each counterparty.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheets a right of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities”. Under the ASU, private companies may apply the new leases standard for fiscal years beginning after December 15, 2021, and to interim periods within fiscal years beginning after December 15, 2022. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. Upon adoption, the Group will recognize a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments. The effects on the results of operations are not expected to be significant, as recognition and measurement of expenses and cash flows for leases will be substantially the same under the new standard.

In June 2016, FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For private companies, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In May 2019, FASB issued ASU No.2019-05, Financial instrument—Credit Losses (Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarified and improved various aspects of ASU 2016-13. In November 2019, FASB issued ASU 2019-10 to amend private companies, not-for-profit organizations, and certain small public companies effective date on its credit losses (CECL) standards to fiscal years beginning after December 15, 2022 and interim periods therein. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be significant impact on its consolidated financial statements from the adoption of the new guidance.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40). The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for the Group for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The ASU requires adoption using either modified retrospective basis or retrospective basis. The Group is currently assessing the impact that the new guidance will have on its consolidated financial statements.

Note 3 - Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to in return for transferring those goods or services.

Significant Judgments

Revenue from contracts with customers include commission income from securities, futures and derivative brokerage, market making trading and insurance brokerage. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions and Fees

The Group earns fees and commissions from securities, futures and derivatives brokerage services (including commissions and fees related to TRS trading business) and CFD trading services when the Group acts as a market maker. Each time a customer executes a securities, futures, derivative or CFD transaction, commissions and fees are earned. Commissions and related clearing fees and expenses are recorded on the trade date. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Group charges securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services the Group offers.

The Group also earns commission income arising from insurance brokerage services which are recognized at a point in time when the performance obligation has been satisfied by successfully referring an insurance client to an insurer in accordance with the relevant broker contract. The commission earned is equal to a percentage of the premium paid to the insurance provider.

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	For the Six Months Ended June 30,
	2021	2020
Insurance brokerage commissions	$295,343	$638,574
Securities brokerage commissions	1,178,062	565,517
Market making commissions and fees	1,069,656	2,717,614

Total revenue from contracts with customers	$2,543,061	$3,921,705

Hong Kong	$1,473,405	$1,204,091
Cayman Islands	1,069,656	2,717,614

	$2,543,061	$3,921,705

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading Gains (Losses)

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group act as counterparty to customers’ trades, (ii) marking up the bid/offer spreads on customers’ CFD transactions, and (iii) the option trading products purchased by customers. Changes in fair value in relation to derivative contracts are recorded in trading gains (losses), net on a daily basis.

Interest Income and Other

Interest income primarily consist of interest earned on bank deposit and short-term loans the Group extends to unrelated third parties, interest rate difference between currency pairs the Group hold resulting from rolling over currency positions and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrues using the effective interest method.

Other income primarily consists of advisory service fee, government subsidy, crypto currencies mining, and other miscellaneous charges from customers etc.

Crypto Currencies Mining

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Noncash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Providing computing power in digital asset transaction verification services is an output of the Group’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted closing price of the related cryptocurrency at the date of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations.

Note 4 - Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets and statements of cash flows.

	June 30,
	2021	2020
Cash	$14,888,644	$8,111,409
Restricted Cash	808,923	1,470,486
Total cash and restricted cash presented in the consolidated statement of cash flows	$15,697,567	$9,581,895

Restricted cash includes cash balances held on behalf of customers (See Note 2 for further information).

Note 5 - Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 are inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-traded equity securities and futures are generally valued based on quoted prices at the close of trading on the period end date. To the extent these securities and futures are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices at the close of trading on the period end date and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. Substantially all of the Group’s OTC derivatives were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Such values are categorized as level 2 of the fair value hierarchy.

Public Warrants are classified as level 1 financial instruments, as their value is derived using quoted market prices as of the measurement date. Private Warrants are classified as level 2, which are valued using a Black-Sholes-Merton pricing model at of the measurement date.

The significant assumptions which the Company used in the model for the six months ended June 30, 2021 are:

Stock price	$2.41
Exercise price	$11.50
Expected term in years	3.96
Expected dividend yield	0%
Volatility	61.28%
Risk-free interest Rate	0.781%

The significant assumptions which the Company used in the model for the period from June 16, 2020 (closing day of the Business Combination) to December 31, 2020 are:

Stock price	$1.89 ~ 2.43
Exercise price	$11.50
Expected term in years	4.46 ~ 5.00
Expected dividend yield	0%
Volatility	54.44% ~ 54.92%
Risk-free interest Rate	0.364% ~ 0.373%

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020.

At June 30, 2021

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Listed equity securities (i)	$30,325,800	$-	$-	$30,325,800
	$30,325,800	$-	$-	$30,325,800

Liabilities
Warrant liabilities	$(2,645,000)	$(1,236,250)	$-	$(3,881,250)

(i)	In February 2021, the Group entered into a framework strategic partnership agreement with Grandshores Technology Group Limited (“Grandshores”). The amount includes the fair value of 64,500,000 shares of Grandshores (“Grandshores Shares”) at a total subscription price of approximately $3.5 million (representing approximately 5.89% of the total issued share capital of Grandshores). As of June 30, 2021, the fair value of the Grandshores Shares was $2.4 million and the Group recorded unrealized trading loss of approximately $1.1 million.

At December 31, 2020

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets

Listed equity securities	$17,622	$-	$-	$17,622

Liabilities

Derivatives	$-	$(5,653)	$-	$(5,653)
Warrant liabilities (as restated)	(1,000,500)	(469,321)	-	(1,469,821)

	$(1,000,500)	$(474,974)	$-	$(1,475,474)

There were no transfers between level 1 and level 2 during either year.

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

At June 30, 2021

	Total Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Estimated Fair Value

Assets
Cash and cash equivalents	$14,888,644	$14,888,644	$-	$-	$14,888,644
Bank balances held on behalf of customers	808,923	808,923	-	-	808,923
Receivables from broker-dealers and clearing organizations	23,689,967	-	23,689,967	-	23,689,967
Short-term loans receivable	508,756	-	508,756	-	508,756
Other receivables	67,475	-	67,475	-	67,475

	$39,963,765	$15,697,567	$24,266,198	$-	$39,963,765

Liabilities
Payables to customers	$14,362,840	$-	$14,362,840	$-	$14,362,840
Payable to broker-dealers	24,270,558	-	24,270,558	-	24,270,558
Accrued expenses and other payables	1,169,408	-	1,169,408	-	1,169,408
Short-term borrowings	-	-	-	-	-
Due to director	152,472	-	152,472	-	152,472

	$39,955,278	$-	$39,955,278	$-	$39,955,278

At December 31, 2020

		Quoted Prices
		in Active
		Markets for	Significant	Significant
	Total Carrying	Identical Assets	Observable Inputs	Unobservable Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value
Assets
Cash and cash equivalents	$3,426,467	$3,426,467	$-	$-	$3,426,467
Bank balances held on behalf of customers	1,367,630	1,367,630	-	-	1,367,630
Receivables from broker-dealers and clearing organizations	8,089,193	-	8,089,193	-	8,089,193
Short-term loans receivable	2,239,378	-	2,239,378	-	2,239,378
Commissions receivable	71,253	-	71,253	-	71,253
Other receivables	724,708	-	724,708	-	724,708

	$15,918,629	$4,794,097	$11,124,532	$-	$15,918,629

Liabilities
Payables to customers	$5,221,270	$-	$5,221,270	$-	$5,221,270
Payable to broker-dealers	3,845,740	-	3,845,740	-	3,845,740
Commissions payable	39,180	-	39,180	-	39,180
Accrued expenses and other payables	1,763,094	-	1,763,094	-	1,763,094
Short-term borrowings	293,905	-	293,905	-	293,905
Due to director	149,522	-	149,522	-	149,522

	$11,312,711	$-	$11,312,711	$-	$11,312,711

Note 6 - Short-term Loans Receivable

(a) On December 20, 2019, the Group issued notes receivable in an aggregate of approximately $1,626,000 to an unrelated party. The notes were due June 20, 2020 and accrue interest at a rate of 6% per annum. On June 20, 2020, the notes were extended to June 21, 2021. For the years ended December 31, 2020 and 2019, interest income earned on these notes were approximately $99,000 and $3,000, respectively.

(b) In June and December 2020, the Group entered into loan agreements in the aggregate principal amount of $380,000 to one unrelated party. The loans are due on April 28, 2021 and June 29, 2021, respectively and both accrue interest at a rate of 6% per annum. For the year ended December 31, 2020, interest income earned on these notes was approximately $4,000.

(c) In June 2020, the Group entered into a loan agreement in the principal amount of $300,000 to another unrelated party. Such loan is due on December 1, 2020 and accrue interest at a rate of 6% per annum. The loan was partially repaid and then was extended to December 1, 2021. As of December 31, 2020, the outstanding balance was approximately $214,000 which was fully repaid in March 2021. For the six months ended June 30, 2021 and the year ended December 31, 2020, interest income earned on this note was approximately $3,000 and $11,000, respectively.

On March 1, 2021, the Group entered into Deeds of Assignment with the two unrelated borrowers discussed in (a) and (b) above and Lanlian (as discussed in Note 7). As a result, the Group assigned the outstanding loans receivable and accrued interest in Note 6(a) in an aggregate of approximate $1,691,000 to Lanlian without recourse as payment for the purchase price (as discussed in Note 7), and such notes were fully settled; the Group assigned the outstanding loans receivable in Note 6(b) in an aggregate of approximate $359,000 to Lanlian without recourse as payment for the purchase price (as discussed in Note 7), and the remaining principal of such loans were approximately $21,000 which were fully collected in March 2021. No gains or losses are recognized.

(d) On April 28, 2021, the Group entered into loan agreement in the principal amount of $1,000,000 to one unrelated party. The loan is due on June 1, 2021 and accrue interest at a rate of 12% per annum. The loan was partially repaid and then was extended to September 30, 2021. As of September 30, 2021, the loan was assigned to Lanlian as part of the consideration for the trading software purchase as described in Note 22. For the six months ended June 30, 2021, interest income earned on this note was approximately $16,000.

As of June 30, 2021 and December 31, 2020, the aggregate outstanding balance of loan receivables above was approximately $509,000 and $1,637,000, respectively.

Note 7 - Other Assets

As of December 31, 2020, the balance of other assets was primarily comprised of advance payment for purchasing eight copyrighted trading software in the amount of $5,950,000.

In December 2020, the Group entered into an asset acquisition agreement with Hangzhou Lanlian Technology Co., Ltd (“Lanlian”), in a single transaction, to acquire eight separate copyrighted trading software programs at closing. The acquisition was closed in March 2021, with the Group acquiring eight copyrighted trading software programs (“Assets Portfolio”) with titles transferred. The aggregate purchase price for the Assets Portfolio was approximately $8.0 million, inclusive of capital expenditure commitments and transaction costs. In addition, as a result of Deed of Assignments entered as discussed in Note 6, the aggregate purchase price was fully settled and the $5,950,000 in other assets was transferred to fixed assets.

In May 2021, the Group made a long-term deposit in the amount of $375,000 for electric power costs. The deposit will be refunded at the end of the operation.

Note 8 – Long-term Investment

In May 2021, the Group formed Lion Group (Hangzhou) Investment Limited and invested RMB 10,000,000 ($1,580,000) to purchase 20% of the equity interest in Hangzhou Qianlan Enterprise Management Partnership (Limited Partnership) (“Qianlan”). Qianlan, a limited partner of Hangzhou Tunlan Hongyi Investment Partnership (Limited Partnership) (“Tunlan Hongyi”), holds 62% of equity interest in Tunlan Hongyi (a private equity fund with total investment of RMB 64,500,000 which invested in Shenzhen Yuhe Chuangzhi Technology Limited Company).

The Group classified the investments to long term investment and elects to record at cost, less impairment, adjusted for subsequent price changes. As of June 30, 2021, no unrealized gain or loss is recognized.

Note 9 – Fixed Assets, Net

Fixed assets consisted of the following as of June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
	(unaudited)

Cryptocurrency mining machines	$2,594,524	$-
Software (see Note 7)	8,000,000	-
Leasehold improvement	38,399	38,463
Office and computer equipment	150,405	148,048
Total cost of fixed assets	10,783,327	186,511
Less: accumulated depreciation	(519,128)	(151,592)
Fixed assets, net	$10,264,199	$34,919

On April 19, 2021, Lion Wealth Limited (the “Transferee”), a wholly-owned subsidiary of the Group, entered into an antminer transfer and maintenance agreement (the “Antminer Transfer and Maintenance Agreement”) with Shanghai ITHELP Network Technology Co., Ltd, (the “Transferor”), in a single transaction, to acquire the Bitmain Antminers S9 Hydro computer model equipment from the Transferor and the maintenance of the mining machines by Shanghai Minebaba Network Technology Co., Ltd (“Minebaba”), in a single transaction. The acquisition was closed in May 2021, upon onsite inspection and acceptance and payment, with the Transferee acquiring five thousand brand new units of mining machines. The aggregate purchase price for the mining machines was approximately RMB17 million (approximately $2.6 million), including the transportation and installation costs. The annual maintenance costs payable to the Minebaba are expected to be $0.2 million. In accordance with the Antminer Transfer and Maintenance Agreement, Minebaba shall operate and maintain the mining machines for three years. The Group may terminate Minebaba’s operation and maintenance with a written notice of 30 days prior to the termination without penalty.

Depreciation expense for the six months ended June 30, 2021 and 2020 was $367,851, and $21,992, respectively and are included in operating expenses in the accompanying statement of operations.

There were no impairment charges related to fixed assets for the period ended June 30, 2021 and December 31, 2020.

Note 10 - Accrued Expenses and Other Payables

Accrued expenses and other payables consist of the following:

	June 30,	December 31,
	2021	2020
	(unaudited)
Accrued professional fees	$212,525	$1,376,450
Accrued vacation and benefits	342,187	174,771
Accrued communication and technology expenses	182,963	114,754
Accrued electricity expenses for crypto mining	131,410	-
Payable to Grandshore on Sponsor entities	179,764	-
Other payables	64,195	97,119
	$1,113,045	$1,763,094

Note 11 - Short-term Borrowings

In August and September 2019, Lion Wealth Limited (“LWL”) obtained short-term borrowings in an aggregate of $20,409,250 from China Tonghai Financial Limited (“Tonghai”) with an interest rate of 13% per annum and due on December 5, 2019. Lion Financial Group Limited acts as the corporate guarantor and the guarantee is a continuing guarantee and extends to the ultimate balance of all borrowings. The majority of the proceeds from the short-term borrowings were then advanced to four unrelated entities (collectively, the “Borrowers”) under four separate loan agreements in an aggregate of $19,108,159, at an interest rate of 15% per annum and with due dates ranging from November 27, 2019 to December 5, 2019. On December 5, 2019, LWL entered into a Deed of Novation with Tonghai and a new debtor, Xiao Bin Trading Company Limited (“Xiao Bin”), whereby LWL transferred all of its rights and obligations pertaining to $19.1 million of the borrowings under its original borrowing agreement with Tonghai to Xiao Bin. The remaining $1.3 million under the original borrowing agreement which was not novated was included in the line “Short-term Borrowings” in the consolidated balance sheet as of December 31, 2019. Simultaneous to this novation agreement, LWL entered into four separate Deeds of Novation with Xiao Bin, as the new creditor, and the four Borrowers to transfer all of LWL’s rights and obligations under the four original loan agreements totaling $19.1 million to Xiao Bin. The Group offset legal rights resulting from the Deed of Novation with Tonghai and the four Deeds of Novation with the Borrowers in the amount of $19.1 million. Since only the rights and obligations were transferred and no cash transactions were made, the settlement was properly accounted for as noncash transaction. As a result, a gain from forgiveness of debts of approximately $26,000 was recognized and the remaining outstanding short-term borrowings in the amount of $1,284,155 were extended from December 5, 2019 to March 5, 2020.

During 2020, LWL entered into a supplemental loan agreement with China Tonghai Financial Limited and the loan was changed to due on demand afterwards. During the year ended December 31, 2020, the repayments made were approximately $990,000 in the aggregate, and interest expense incurred on the remaining outstanding balance totaled approximately $105,000. As of December 31, 2020, the outstanding amount under this loan was approximately $294,000 which was fully repaid in February 2021.

Note 12 - Related Parties

During the six months ended June 30, 2021, no advances were received or repaid from/to the individual shareholder. During the year ended December 31, 2020, dividends paid to the individual shareholder were $385,901; the Group received the advances from director for working capital needs in an aggregate of approximately $1,617,000 and repaid in an aggregate of approximately $1,467,000. As a result, due to director in an amount of approximately $152,000 and $150,000 were included in the consolidated balance sheet as of June 30, 2021 and December 31, 2020, respectively.

Note 13 - December 2020 Convertible Debenture and Warrants

On December 14, 2020, the Company completed a private placement in net proceeds of $1,540,000 in exchange for the issuance of i) a 9% senior secured convertible debenture (the “2020 Convertible Debenture” or “Debenture”) in the principal amount of $1,600,000, which is convertible up to 800,000 ADSs at $2.00 per ADS at any time, matures 30 months from the date of issuance and accrues interest at 9% per annum payable quarterly in cash or, in lieu of cash payment, in our ADSs, subject to adjustment and certain customary equity conditions; ii) a 2-year warrant (“Series B Warrant”) to purchase 5,000,000 ADS at an exercise price of $2.00 per ADS; iii) a warrant to purchase 1,200,000 ADS (“Series A Warrant”) until December 14, 2027 at an exercise price of $2.45 per ADS; and iv) a 7-year warrant to purchase 7,500,000 ADS (“Series C Warrant”, together with Series A Warrant and Series B Warrant, the “December 2020 Warrants”) at an exercise price of $2.45 per ADS. The exercisability of Series C Warrant shall vest ratably from time to time in proportion to the exercise of the Series B Warrant by the holder. Further, for each $1 million of subscription amount under the 2020 Convertible Debenture and the Series B Warrant, the purchaser shall receive a certificate representing 50,000 ADSs (or such lesser number on a ratable basis if the Subscription Amount is less than $1 million). The Company and the subsidiary guarantors have pledged substantially all of their assets as security for amounts due under the Debenture, upon the terms and subject to the conditions set forth in a security agreement.

The Debenture includes an adjustment provision in the event of share combination event (as defined in the agreements), also includes a full ratchet anti-dilution in the event that the Company issues any ADSs or ordinary shares for a per share purchase price less than the then conversion price. Similar to the Debenture, the December 2020 Warrants include an adjustment provision in the event of a share combination event. Additionally, if the Company issues ordinary shares or ordinary share equivalents for an effective price less than $2.20, subject to adjustment, then the exercise price shall be adjusted to such lower price and the number of ADSs issuable upon exercise of the December 2020 Warrants shall be adjusted proportionally to maintain the aggregate exercise price of the December 2020 Warrants.

The Company adopted ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features. The detachable December 2020 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of December 2020 Warrants is measured by using Binomial Option Pricing Model and Black-Scholes Merton Valuation Model with the assumptions below on the date of issuance. The three series of December 2020 Warrants were valued at approximately $1,220,000, $2,915,000 and $6,244,000, respectively with no subsequent adjustment of fair value in accordance with ASC 815.

	Series A	Series B	Series C
Expected term in years	7	2	7
Expected dividend yield	0%	0%	0%
Volatility	46.68%	49.61%	46.68%
Risk-free interest Rate	0.63%	0.197%	0.63%

The Company assessed the accounting for the Debenture in accordance with ASC 470-20 allocating the net proceeds to Convertible Debenture, the detachable Series A, B and C December 2020 Warrants on their relative fair value basis, in the amount of approximately $206,000, $157,000, $375,000 and $802,000, respectively.

The intrinsic value of beneficial conversion feature (the “BCF”) is greater than the proceeds allocated to the convertible instrument, therefore the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument. For the holder of the Debenture, conversion price results in BCF that is separated as an equity component and assigned a value of approximately $206,000 as a debt discount. Debt discount is amortized using the effective interest rate method over the period from the issuance date through the stated redemption date.

The issuance costs are allocated in the same proportion as the proceeds are allocated to the debt and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $77,500 were charged to stockholders’ equity.

The Debenture is recognized initially at fair value, net of debt discounts including the amount paid to the holder of $60,000 and allocation of proceeds to BCF and the detachable Series A and Series B Warrants of $737,000, in an aggregate of approximately $803,000 on the date of issuance. As the vesting of Series C Warrants is contingent upon the exercise of Series B, debt discounts related to allocation of proceeds to Series C Warrants will be deferred and recognized until Series C Warrants are vested on a proportional basis. As of December 31, 2020, the remaining unamortized debt discount was $784,000.

The Company recognized interest expense of approximately $20,000 for the period ended December 31, 2020 including interest relating to contractual interest obligation approximately of $7,000 and amortization of the debt discounts and debt issuance cost approximately of $13,000. As a result of discounts accretion and amortization, the Debenture was in the carrying value of approximately $816,000 as of December 31, 2020.

As a result of January 2021 Call Options as discussed in Note 14, exercise price of Series A and Series C Warrants was adjusted from $2.45 to $2.00. In accordance with ASC 260-10-25-1, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $743,500, and the effect is treated as a dividend and a reduction to income available to common shareholders in the basic EPS calculation.

On January 29, 2021, the Debenture along with accrued interest of $11,600 was fully converted into 889,667 Class A ordinary shares, as represented by ADSs. The remaining debt discounts of $784,000 was fully amortized upon conversion. The Company recognized interest expense of approximately $796,000 for the six months ended June 30, 2021.

During the six months ended June 30, 2021, as a result of full exercise of December 2020 Warrants, the Company received the proceeds of $27.4 million in exchange for the issuance of 14,200,000 Class A ordinary shares, as represented by ADSs.

Note 14 - February 2021 Convertible Preferred Shares and Warrants

On February 15, 2021, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement) with one third party investor (the “Purchaser”), pursuant to which the Company received $6,440,000 in consideration of the issuance of: a) Series A Convertible Preferred Shares (the “Series A Convertible Preferred Shares”) with a stated value of $7,000,000; b) a warrant (the “Series D Warrant”) to purchase 2,333,333 American Depositary Shares (“ADS”) of the Company until the fifth year anniversary of the closing date at an exercise price of $3.00 per ADS; c) a one-year warrant to purchase 13,333,333 ADS (the “Series E Warrant”) at an exercise price of $3.00 per ADS, each exercise of which entitles the Warrant holder to receive one ADS and a 8% cash discount; and d) a 5-year warrant to purchase 13,333,333 ADS (the “Series F Warrant”, together with the Series D Warrant and the Series E Warrant, the “February 2021 Warrants”) at an exercise price of $3.00 per ADS. The exercisability of Series F Warrant shall vest ratably from time to time in proportion to the exercise of the Series E Warrants by the holder. The transactions contemplated under the Securities Purchase Agreement were closed on February 18, 2021.

The number of Series A Convertible Preferred Shares is 7,000 and each share has a par value of $0.0001 and a stated value of $1,000. The Series A Convertible Preferred Shares have no voting rights, bear dividend rights at a rate of 8% per annum commencing on the six month anniversary of the closing date, and are convertible into the ADSs, beginning after its original date of issuance at an initial conversion price of $3.00 per share. Dividend is payable quarterly in cash, or the Company may pay accrued interest in its ADSs. At election of the Company, the Series A Convertible Preferred Shares may be redeemed, subject to certain equity conditions.

The Series A Convertible Preferred Shares include an adjustment provision in the event of share combination event (as defined in the agreements), also include a full ratchet anti-dilution in the event that the Company issues any ADSs or ordinary shares for a per share purchase price less than the then conversion price. Similarly, the February 2021 Warrants include the same adjustment provisions for the exercise price.

Series A Convertible Preferred Shares are classified as equity and carried at the amount recorded at inception, without amortization. The discount to the redemption amount shall be recognized as a dividend upon redemption.

The Company adopted ASU 2017-11, Accounting for Certain Financial Instruments with Down Round Features. The detachable February 2021 Warrants issued to the holder are considered to be indexed to the Company’s own stock and classified in stockholders’ equity and therefore they meet the scope exception prescribed in ASC 815-10-15. The fair value of February 2021 Warrants is measured by using Binomial Option Pricing Model and Black-Scholes Merton Valuation Model with the assumptions below on the date of issuance. The three series of February 2021Warrants were valued at approximately $2,509,000, $7,114,000 and $11,952,000, respectively with no subsequent adjustment of fair value in accordance with ASC 815.

	Series D	Series E	Series F
Expected term in years	5	1	5
Expected dividend yield	0%	0%	0%
Volatility	43.05%	50.45%	43.05%
Risk-free interest Rate	0.63%	0.208%	0.63%

In accordance with ASC 470-20, the Company allocated the net proceeds to Series A Convertible Preferred Shares, the detachable Series D, E and F February 2021 Warrants on their relative fair value basis, in the amount of approximately $1,563,000, $560,000, $1,588,000 and $2,669,000, respectively. For the holder of the Series A Convertible Preferred Shares, conversion price results in beneficial conversion feature (the “BCF”) that is separated as an equity component and assigned a value of approximately $1,563,000 as a prefer stock discount. Such discount is amortized all at once upon issuance date and the amortization is treated as a deemed dividend.

 The issuance costs are allocated in the same proportion as the proceeds are allocated to the preferred stock and warrants. Issuance costs allocated to the equity-classified warrants in an aggregate of $81,000 were charged to additional paid in capital.

The Series A Convertible Preferred Shares are recognized initially at fair value, net of debt discounts including the amount paid to the holder of $620,000 and allocation of proceeds to the detachable Series D and Series E Warrants of $2,149,000, in an aggregate of approximately $4,231,000 on the date of issuance. As the vesting of Series F Warrants is contingent upon the exercise of Series E, preferred stock discounts related to allocation of proceeds to Series F Warrants will be deferred and recognized until Series F Warrants are vested on a proportional basis.

Note 15 - Stockholders’ Equity

Ordinary Shares and Preferred Shares

The Company is authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. As of June 16, 2020, subsequent to the closing of the Business Combination, there were 17,399,176 ordinary shares outstanding, including 7,647,962 Class A ordinary shares and 9,751,214 Class B ordinary shares, and no preferred shares outstanding.

The shareholders of Class A and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination.

A total of 1,486,504 Class A ordinary shares, represented by ADSs were issued in March 2021 in connection with 2020 Share Incentive Plan.

As of June 30, 2021 and December 31, 2020, there was an aggregate of 29,328,180 and 9,627,553 Class A ordinary shares issued and outstanding, respectively; and an aggregate of 9,843,096 Class B ordinary shares issued and outstanding each. As of June 30, 2021, there was an aggregate of 7,000 preferred shares issued and outstanding and no preferred shares outstanding as of December 31, 2020.

August 2020 Private Placement

On August 1, 2020, the Company entered into a securities purchase agreement (as amended on September 29, 2020, and later amended and restated on October 19, 2020) with three investors (collectively, the “Investors”). Two tranches of transactions contemplated under the agreement were closed on August 3 and November 13, 2020, respectively. As a result, an aggregate of 1,500,000 ADSs and 1,500,000 warrants to purchase an aggregate of 1,500,000 of our ADS at US$3.00 per ADS (the “August 2020 PIPE Warrants”) were issued at US$2.00 per ADS for an aggregate purchase price of US$3 million, and an aggregate of 150,000 ADSs were issued as origination fee. Issuance costs of approximately $469,000 were recorded as a charge to additional paid-in capital, including legal and accounting fees. In accordance with ASC 815-40, warrants are classified within stockholders’ equity as “Additional paid-in capital” upon their issuance. The proceeds were allocated to ordinary shares and PIPE Warrants on the relative fair value of the securities in accordance with 470-20-30. In aggregate, the net proceeds to the Company were approximately $2,531,000 classified within stockholders’ equity, including a subscription receivable of $508,750 classified in the other receivable in the consolidated balance sheets as of December 31, 2020 which was received in January 2021.

Such warrants shall be exercisable for a period of three years from the issuance date. Exercise price is subject to adjustments in case of reorganization, consolidation, merger etc. and in case of stock purchase rights in the subsequent two-year period at a price per share less than the exercise price as stated in the securities purchase agreement.

As a result of January 2021 Call Options as discussed below, exercise price of PIPE Warrants was adjusted from $3.00 to $2.00. In accordance with ASC 260-10-25-1, when a down round feature is triggered, the Company recognized the effect of the down round feature in an aggregate of $278,000, and the effect is treated as a dividend and a reduction to income available to common shareholders in the basic EPS calculation.

For the six months ended June 30, 2021, 770,833 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of approximately $1.5 million, as a result of investors’ exercise of August 2020 PIPE Warrants.

Share Subscription Agreement with Yun Tian

On December 19, 2020, the Company entered into a private placement share subscription agreement (the “Share Subscription Agreement”) with Yun Tian Investment Limited (“Yun Tian”). Yun Tian subscribes for an aggregate of not more than 4,540,000 Class A ordinary shares (the “Subscription Shares”) by tranches at a subscription price of $2.2 per share before June 30, 2021. The Share Subscription Agreement is automatically terminated at June 30, 2021. The Subscription Shares shall be subject to a lock-up period of two years from the issuance. Subscription price shall be specifically used for the operation of the Relevant Business as defined below.

For a period of two years commencing on January 1, 2021 (or such other date as may be mutually agreed), Yun Tian shall procure that Lion Brokers Limited’s TRS trading business, T+0 business, OTC Stock Options business and any other relevant business (the “Relevant Business”) shall achieve a milestone (the “Milestone”) of net profit before tax of RMB 200 million. At any point of time during the two-year period, when the Milestone is achieved, within 15 days after the Milestone has been achieved, Yun Tian shall be entitled to receive 5,000,000 Class A ordinary shares (the “Earn-out Shares”) from the Company. The arrangement of Earn-out Shares is not required the liability classification in accordance with ASC 480; Earn-out Shares are considered being indexed to the Company’s own stock and meet the criteria for equity classification in accordance with ASC 815-10-15. Further, in reference to ASC 810-10, such arrangement of Earn-out Shares is not considered a separate transaction as the compensation for services and will be accounted for as equity transaction.

For the six months ended June 30, 2021, the Company received subscription price in an aggregate of $0.8 million from Yun Tian, and the related Subscription Shares of 353,623 Class A shares were issued.

January 2021 Call Options

On January 6, 2021, the Company entered into a binding strategic cooperation framework agreement (the “Strategic Cooperation Agreement”) with Mr. Yao Yongjie (“Mr. Yao”) and engaged Mr. Yao as the chief technical adviser to provide technical advice and consultancy service in blockchain industry. The Company grants to Mr. Yao options (the “Call Options”) to subscribe for 6 million Class A ordinary shares, represented by ADSs at a price fixed at US$2 per share. Within 24 months of the signing of the Strategic Cooperation Agreement, Mr. Yao may exercise the right to subscribe for such shares by tranches if the following conditions are met:

(i)	if the closing price of the shares in the Company exceeds US$3 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(ii)	if the closing price of the shares in the Company exceeds US$5 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(iii)	if the closing price of the shares in the Company exceeds US$7.50 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options.

The Company estimated the fair value of the call options on the date of grant using Binomial Option Pricing Model applying the assumptions in the following table. The fair value of the Call Options is valued at approximately $1,909,000, and recognized as stock-based compensation expense over the requisite service period which is five-year period from the date thereof.

Call Options
Expected term in years	2
Expected dividend yield	0%
Volatility	51.69%
Risk-free interest Rate	0.21%

For the six months ended June 30, 2021, an aggregate of $191,000 was recognized in expenses. For the six months ended June 30, 2021, 2,000,000 Class A ordinary shares, as represented by ADSs were issued for the aggregate proceeds of $4.0 million, as a result of exercise of Call Options.

Note 16 - Stock-Based Compensation

2020 Share Incentive Plan

In June 2020, in connection with the Business Combination, the Company’s board approved the 2020 Share Incentive Plan (the “2020 Plan”) and reserved 4,632,449 ordinary shares for issuance thereunder. The Company’s employees, non-employee directors and consultants are eligible to receive options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments or share appreciation rights, which may be awarded or granted under the Plan (collectively, “Awards”). Generally, each option will have an exercise price determined by the administrator and set forth in the award agreements which may be a fixed or variable price related to the fair market value of the Company’s ordinary shares and a contractual term up to ten years. The Administrator is authorized to grant deferred shares to any Eligible Individual. The number of shares of deferred shares shall be determined by the Administrator; shares underlying a deferred share award will not be issued until the deferred share award has vested, pursuant to a vesting schedule or other conditions or criteria set by the Administrator. As of June 30, 2021 and December 31, 2020, a total of 1,486,504 shares had been granted under the 2020 Plan and 3,145,945 shares remained available for future awards.

Note 17 - Income Taxes

The current and deferred portions of the income tax expense included in the statements of operations and comprehensive income as determined in accordance with FASB ASC 740 are as follows:

	Six Months Ended June 30,
	2021	2020
Current	$53,239	$2,842
Deferred	1,128	479
	$54,367	$3,321

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Six Months Ended June 30,
	2021	2020
Income tax expense (benefit) at applicable statutory rate (1)	$(1,688,110)	$9,738
Nondeductible expenses	(402,509)	5,090
(Income) loss not subject to tax (2)	1,151,121	(323,006)
Current year change in valuation allowance	940,626	311,499
Prior year examination adjustment	53,239	-
Reported income taxes	$54,367	$3,321

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%. The entity in the United States within the Group has a federal tax rate of 21.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	June 30, 2021	Decemer 31, 2020
Deferred tax asset
Others	$1,477	$1,128
Fixed assets	118	-
Net operating loss carryforwards	2,323,105	1,367,309
Less: Valuation allowance	(2,324,700)	(1,367,309)

Net deferred tax asset	$-	$1,128

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that some portion of the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 18 - Commitments

The Group leases certain office premises under non-cancelable leases. Rent expenses under operating leases for the six months ended June 30, 2021 and 2020 were approximately $348,000 and $323,000, respectively.

Future minimum payments under non-cancelable operating leases were as follows at June 30, 2021:

Year Ended December 31,

2021	$272,089
2022	208,970
2023	3,912
$484,971

Note 19 - Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission, the Insurance Authority (Hong Kong) and the Cayman Islands Monetary Authority (CIMA) that the Company’s subsidiaries were required to maintain as of June 30, 2021 and the actual amounts of capital that were maintained.

Entity Name	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of requirement Maintained
Lion International Securities Group Limited	$386,292	$1,171,495	$785,203	303%
Lion Futures Limited	386,292	1,039,855	653,563	269%
Lion Asset Management Limited	12,876	43,415	30,539	337%
BC Wealth Management Limited	12,876	177,081	164,205	1375%
Lion Broker Limited (Cayman)	9,704,983	12,495,487	2,790,504	129%
Total	$10,503,319	$14,927,333	$4,424,014	142%

Note 20 - Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

The Group has three primary operating segments (1) futures and securities brokerage services, (2) insurance brokerage services and (3) market making (CFD) trading and other. The Group’s futures and securities brokerage segment generates commissions income by enabling customers to trade in futures and securities markets throughout the world. The Group’s insurance brokerage segment generates commissions by providing insurance brokerage services to high-net-worth individuals. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group’s CFD trading and TRS trading consisting of (i) trading gains/(losses) from the proprietary TRS trading activities, (ii) interest, commissions and other income resulting from TRS trading services, (iii) CFD trading commissions, and (iv) CFD bid/offer spreads and trading gains/(losses), were US$3.6 million, US$0.4 million, US$1.0 million, and losses of US$(2.1) million for the six months ended June 30, 2021. The other segment houses the Group’s proprietary trading activities in investment securities, futures and derivatives, manages the deployment of capital throughout the group, and also includes executive management functions and corporate overhead.

	Futures and securities brokerage services	Insurance brokerage services	Market making (CFD) trading and other	Other	Total
Six months ended June 30, 2021
Revenue	$1,212,222	$295,340	$2,949,525	$(856,790)	$3,600,297
Commissions and fees	814,295	84,902	290,046	-	1,189,243
Compensation and benefits	594,038	135,183	-	1,654,326	2,383,547
Occupancy	-	119,301	4,200	224,159	347,660
Communication and technology	224,232	3,126	563,526	156,408	947,292
General and administrative	40,133	21,225	164,709	403,992	630,059
Crypto currencies	-	-	-	219,662	219,662
Professional fees	773	-	190,128	799,110	990,011
Service fees	-	-	2,311,018	163,104	2,474,122
Interest	-	-	109,268	832,996	942,264
Depreciation	1,476	-	266,666	11,538	279,680
Marketing	1,010	-	55,000	497,748	553,758
Payment service charge	-	-	292,630	-	292,630
Other operating expenses	1,526	-	-	17,948	19,474
	1,677,483	363,737	4,247,191	4,980,991	11,269,402

Income (loss) from operations	$(465,261)	$(68,397)	$(1,297,666)	$(5,837,781)	$(7,669,105)

Total segment assets	$4,412,577	$182,524	$63,259,609	$18,662,967	$86,517,677

	Futures and securities brokerage services	Insurance brokerage services	Market making trading (CFD trading)	Other	Total
Six months ended June 30, 2020
Revenue	$617,242	$638,574	5,126,239	$48,461	$6,430,516
Commissions	387,439	315,083	59,539	-	762,061
Compensation	607,139	135,312	-	743,709	1,486,160
Occupancy	3,119	142,052	3,600	174,453	323,224
Communication and technology	208,672	2,393	257,311	1,286	469,662
General and administrative	34,396	24,502	105,853	128,037	292,788
Professional fees	800	-	112,506	40,547	153,853
Service fees	-	-	119,379	112,406	231,785
Interest	-	-	4,989	74,354	79,343
Depreciation	10,484	-	-	11,508	21,992
Marketing	222	222	105,013	94,491	199,948
Other operating expenses	3,847	-	19,309	9,346	32,502

	1,256,118	619,564	787,499	1,390,137	4,053,318

Income (loss) from operations	$(638,876)	$19,010	$4,338,740	$(1,341,676)	$2,377,198

Total segment assets	$3,793,041	$214,252	$7,987,408	$3,075,902	$15,070,603

Note 21 - SPAC Warrants

PAAC’s warrants (collectively, the “SPAC Warrants”), which include (i) 11,500,000 warrants, those warrants included in the Units as part of IPO on June 3, 2019 (the “Public Warrants”), (ii) 5,375,000 warrants purchased by the founders of PAAC in a private placement simultaneously closed with PAAC’s IPO (the “Private Warrants”) and (iii) 920,000 warrants issued to the underwriters of PAAC’s IPO (the “Underwriters’ Warrants”).

Public Warrants and Private Warrants

Upon the Closing, each outstanding Public Warrant and Private Warrant of PAAC automatically represents the right to purchase one Class A Ordinary Share in the form of the Company’s ADSs in lieu of one ordinary share of PAAC at a price of $11.50 per share or $11.50 per ADS, subject to adjustment in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A Ordinary Shares at a price below their respective exercise prices. However, no warrants issued in exchange for PAAC’s public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such Class A Ordinary Shares. Notwithstanding the foregoing, warrant holders may, during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if the Company called the warrants for Redemption and required all holders to exercise their warrants on a “cashless basis.” The Company’s Public Warrants and Private Warrants became exercisable thirty (30) days after the Closing and will expire on the fifth anniversary of the Closing or earlier upon redemption or liquidation.

The Company’s warrants issued in exchange for PAAC’s private warrants are identical to warrants issued in exchange for the PAAC’s public warrants, except that such private warrants will be exercisable for cash (even if a registration statement covering the Class A Ordinary Shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by PAAC’s initial purchasers or their affiliates.

The Company may call the warrants for Redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of Redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Company’s ADSs equals or exceeds $18.00 per ADS, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of Redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Class A Ordinary Shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of Redemption.

If the Company calls the warrants for Redemption as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.”

Subsequent to the Closing, 11,500,000 Public Warrants and 5,375,000 Private Warrants remained outstanding as of December 31, 2020. The Company evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they do not meet the criteria to be classified in stockholders’ equity. Specifically, the SEC Statement focused in part on provisions in warrant agreements that provide for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such provision would preclude the warrant from being classified in equity and thus the warrant should be classified as a liability.

Accordingly, due to this restatement, the Public and Private Warrants are now classified as a liability at fair value on the Company’s consolidated balance sheet at December 31, 2020, and the change in the fair value of such liability in each period is recognized as a gain or loss in the Company’s consolidated statements of operations and comprehensive income (loss). Because the Public Warrants were publicly traded and thus had an observable market price, fair value adjustments were determined by utilizing the market prices whereas the Private Warrants were valued using a Black-Sholes-Merton pricing model as described in Note 5 to the consolidated financial statements. The changes in the fair value of the warrants may be material to our future operating results.

Underwriters’ Warrants

The Underwriters’ Warrants may be exercised for cash or on a cashless basis at $12.00 per share, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of which this prospectus forms a part and the closing of our initial business combination and terminating on the fifth anniversary of such effectiveness date. Such warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of 360 days immediately following the effective date of the PAAC’s registration statement. After 360 days after the effective date, transfers to others may be made subject to compliance with or exemptions from applicable securities laws. The Company will have no obligation to net cash settle the exercise of the warrants. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

Subsequent to the Closing, 920,000 Underwriters’ Warrants remained outstanding as of December 31, 2020. The Company evaluated the Underwriters’ Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that they meet the criteria to be classified in stockholders’ equity as additional paid-in capital.

Note 22 - Subsequent Events

Management has considered subsequent events through September 30, 2021, which was the date these consolidated financial statements were issued.

Asset Acquisition Agreement

On September 7, 2021, the Group entered into an asset acquisition agreement with Hangzhou Lanlian, to acquire various software systems. The acquisition is expected to close by December 31, 2021 upon which Lanlian shall convey and deliver to the Group the software systems. The aggregate purchase price for the software systems is expected to be $8,000,000.